================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -------------

                                 SCHEDULE 13D/A
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                   RULE 13d-2

                               (AMENDMENT NO. 21)

                                Storage USA, Inc.

                                (Name of Issuer)

                          Common Stock, $.01 par value
           ----------------------------------------------------------
                         (Title of Class of Securities)


                                   861907 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                           Jeffrey A. Klopf, Secretary
                       Security Capital Group Incorporated
                               125 Lincoln Avenue
                           Santa Fe, New Mexico 87501
                                 (505) 982-9292
           ----------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 6, 2001
           ----------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:|_|.

                         (Continued on following pages)
                              (Page 1 of 13 Pages)
================================================================================

                                  SCHEDULE 13D

 -------------------------                           -----------------
 | CUSIP No. 861907 10 3 |                           |  Page 2 of 10 |
 -------------------------                           -----------------


--------------------------------------------------------------------------------

1.       NAMES OF REPORTING PERSONS
                  Security Capital Group Incorporated
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  36-3692698

--------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             _
                                                                 (a) |_|
                                                                      _
                                                                 (b) |_|
--------------------------------------------------------------------------------

3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         BK, OO
--------------------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                               _
                                                                     |_|
--------------------------------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Maryland
--------------------------------------------------------------------------------
    Number of    |     |     7.  SOLE VOTING POWER
                 |     |
      Shares     |     |          11,765,654
                 |--------------------------------------------------------------
   Beneficially  |     |     8.  SHARED VOTING POWER
                 |     |
     Owned By    |     |          -0-
                 |--------------------------------------------------------------
       Each      |     |     9.  SOLE DISPOSITIVE POWER
                 |     |
    Reporting    |     |          11,765,654
                 |-------------------------------------------------------------
   Person With   |     |     10.  SHARED DISPOSITIVE POWER
                 |     |
                 |     |          -0-
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         11,765,654

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               _
                                                                     |_|
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         43.5%

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON REPORTING

         CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

 -------------------------                           -----------------
 | CUSIP No. 861907 10 3 |                           |  Page 3 of 10 |
 -------------------------                           -----------------


--------------------------------------------------------------------------------

1.       NAMES OF REPORTING PERSONS
                  SC Capital Incorporated
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  74-2985638

--------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             _
                                                                 (a) |_|
                                                                      _
                                                                 (b) |_|
--------------------------------------------------------------------------------

3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         BK, OO
--------------------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                               _
                                                                     |_|
--------------------------------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Nevada
--------------------------------------------------------------------------------
    Number of    |     |     7.  SOLE VOTING POWER
                 |     |
      Shares     |     |          11,765,654
                 |--------------------------------------------------------------
   Beneficially  |     |     8.  SHARED VOTING POWER
                 |     |
     Owned By    |     |          -0-
                 |--------------------------------------------------------------
       Each      |     |     9.  SOLE DISPOSITIVE POWER
                 |     |
    Reporting    |     |          11,765,654
                 |--------------------------------------------------------------
   Person With   |     |     10.  SHARED DISPOSITIVE POWER
                 |     |
                 |     |          -0-
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         11,765,654

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               _
                                                                     |_|
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         43.5%

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON REPORTING

         CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

 -------------------------                           -----------------
 | CUSIP No. 861907 10 3 |                           |  Page 4 of 10 |
 -------------------------                           -----------------


--------------------------------------------------------------------------------

1.       NAMES OF REPORTING PERSONS
                  SC Realty Incorporated
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  88-0330184

--------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             _
                                                                 (a) |_|
                                                                      _
                                                                 (b) |_|
--------------------------------------------------------------------------------

3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         BK, OO
--------------------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                               _
                                                                     |_|
--------------------------------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Nevada
--------------------------------------------------------------------------------
    Number of    |     |     7.  SOLE VOTING POWER
                 |     |
      Shares     |     |          11,765,654
                 |--------------------------------------------------------------
   Beneficially  |     |     8.  SHARED VOTING POWER
                 |     |
     Owned By    |     |          -0-
                 |--------------------------------------------------------------
       Each      |     |     9.  SOLE DISPOSITIVE POWER
                 |     |
    Reporting    |     |          11,765,654
                 |--------------------------------------------------------------
   Person With   |     |     10.  SHARED DISPOSITIVE POWER
                 |     |
                 |     |          -0-
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         11,765,654

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               _
                                                                     |_|
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         43.5%

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON REPORTING

         CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

 -------------------------                           -----------------
 | CUSIP No. 861907 10 3 |                           |  Page 5 of 10 |
 -------------------------                           -----------------


--------------------------------------------------------------------------------

1.       NAMES OF REPORTING PERSONS
                  Security Capital Operations Incorporated
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  52-2146697

--------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             _
                                                                 (a) |_|
                                                                      _
                                                                 (b) |_|
--------------------------------------------------------------------------------

3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         BK, OO
--------------------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                               _
                                                                     |_|
--------------------------------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Maryland
--------------------------------------------------------------------------------
    Number of    |     |     7.  SOLE VOTING POWER
                 |     |
      Shares     |     |          11,765,654
                 |--------------------------------------------------------------
   Beneficially  |     |     8.  SHARED VOTING POWER
                 |     |
     Owned By    |     |          -0-
                 |--------------------------------------------------------------
       Each      |     |     9.  SOLE DISPOSITIVE POWER
                 |     |
    Reporting    |     |          11,765,654
                 |--------------------------------------------------------------
   Person With   |     |     10.  SHARED DISPOSITIVE POWER
                 |     |
                 |     |          -0-
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         11,765,654

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               _
                                                                     |_|
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         43.5%

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON REPORTING

         CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

 -------------------------                           -----------------
 | CUSIP No. 861907 10 3 |                           |  Page 6 of 10 |
 -------------------------                           -----------------


--------------------------------------------------------------------------------

1.       NAMES OF REPORTING PERSONS
                  Security Capital Holdings II Incorporated
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  74-2993367

--------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             _
                                                                 (a) |_|
                                                                      _
                                                                 (b) |_|
--------------------------------------------------------------------------------

3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         BK, OO
--------------------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                               _
                                                                     |_|
--------------------------------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
    Number of    |     |     7.  SOLE VOTING POWER
                 |     |
      Shares     |     |          11,765,654
                 |--------------------------------------------------------------
   Beneficially  |     |     8.  SHARED VOTING POWER
                 |     |
     Owned By    |     |          -0-
                 |--------------------------------------------------------------
       Each      |     |     9.  SOLE DISPOSITIVE POWER
                 |     |
    Reporting    |     |          11,765,654
                 |--------------------------------------------------------------
   Person With   |     |     10.  SHARED DISPOSITIVE POWER
                 |     |
                 |     |          -0-
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         11,765,654

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               _
                                                                     |_|
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         43.5%

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON REPORTING

         CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

 -------------------------                           -----------------
 | CUSIP No. 861907 10 3 |                           |  Page 7 of 10 |
 -------------------------                           -----------------


--------------------------------------------------------------------------------

1.       NAMES OF REPORTING PERSONS
                  Security Capital Holdings III Incorporated
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  74-2993369

--------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             _
                                                                 (a) |_|
                                                                      _
                                                                 (b) |_|
--------------------------------------------------------------------------------

3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         BK, OO
--------------------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                               _
                                                                     |_|
--------------------------------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
    Number of    |     |     7.  SOLE VOTING POWER
                 |     |
      Shares     |     |          11,765,654
                 |--------------------------------------------------------------
   Beneficially  |     |     8.  SHARED VOTING POWER
                 |     |
     Owned By    |     |          -0-
                 |--------------------------------------------------------------
       Each      |     |     9.  SOLE DISPOSITIVE POWER
                 |     |
    Reporting    |     |          11,765,654
                 |--------------------------------------------------------------
   Person With   |     |     10.  SHARED DISPOSITIVE POWER
                 |     |
                 |     |          -0-
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         11,765,654

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               _
                                                                     |_|
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         43.5%

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON REPORTING

         CO
--------------------------------------------------------------------------------

              This Amendment No. 21 (this "Amendment") is filed by Security Capital Group Incorporated ("Security Capital"), a Maryland corporation, SC Capital Incorporated, a Nevada corporation and wholly owned subsidiary of Security Capital ("SC Capital), SC Realty Incorporated, a Nevada corporation and wholly owned subsidiary of SC Capital ("SC-Realty"), Security Capital Operations Incorporated, a Maryland corporation and wholly owned subsidiary of SC-Realty ("Operations"), Security Capital Holdings II Incorporated, a Delaware corporation and wholly owned subsidiary of Operations ("Holdings II"), and Security Capital Holdings III Incorporated, a Delaware corporation and wholly owned subsidiary of Holdings II ("Holdings III"), and amends the Schedule 13D originally filed by Security Capital U.S. Realty and Security Capital Holdings S.A. (as previously amended, including by adding Security Capital and SC-Realty as reporting persons, the "Schedule 13D"). This Amendment relates to shares of common stock, par value $0.01 per share ("Common Stock"), of Storage USA, Inc., a Tennessee corporation ("Storage"). Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Schedule 13D.

ITEM 4.  PURPOSE OF THE TRANSACTION

Item 4 is hereby amended to add the following:

              As previously reported, pursuant to the New Extension to the New Waiver, Storage and Security Capital agreed to extend the terms of the New Waiver until December 10, 2001, to the extent, but only to the extent, necessary to permit Security Capital, if it so desires, to continue to engage in discussions and negotiations with the Special Committee and its agents and representatives concerning the terms and conditions of Security Capital's proposal to effect an extraordinary transaction. On December 5, 2001, Storage and Security Capital entered into a Purchase and Sale Agreement (the "Purchase Agreement") pursuant to which they have agreed to effect a transaction in which all of the holders of Common Stock and holders of units of limited partnership ("SUSA Units") of SUSA Partnership, L.P. ("SUSA LP"), Storage's operating partnership, will receive $42.00 in cash, without interest (and as increased by the pro rata amount of dividends on the Common Stock or distributions on the SUSA Units, as applicable, payable with respect to the last quarter in which the closing of the transaction occurs, the "Merger Consideration"), per share or SUSA Unit, respectively, in respect of the cancellation of the shares and SUSA Units, and Security Capital will become the sole general partner of SUSA LP and acquire Storage's entire limited partnership interest in SUSA LP, all on the terms and subject to the mechanisms, conditions and limitations set forth in the Purchase Agreement. Holders of SUSA Units will also have the opportunity, with respect to all or a portion of their SUSA Units, to continue as limited partners of SUSA LP, subject to certain conditions and limitations. Payment of the Merger Consideration to holders of SUSA Units will be made pursuant to provisions of the agreement of limited partnership governing SUSA LP which generally provide that, in the event of an extraordinary transaction involving the general partner of SUSA LP, the holders of SUSA Units are entitled to receive the same consideration as is payable to the shareholders of the general partner.

              The transaction will be effected in three effectively simultaneous steps. First, Security Capital will purchase all of the assets (including all of the partnership interests owned by Storage and its affiliates in SUSA LP) of Storage (the "Purchase") and assume all of Storage's liabilities. Then, Storage will purchase from Security Capital all of the shares of Common Stock owned by Security Capital and its affiliates (the "Redemption") for an amount equal to the aggregate consideration that would have otherwise been payable to Security Capital in the Merger (as defined below). Finally, Storage will merge with and into SUSA LP (the "Merger") and SUSA LP will be the surviving entity of the Merger (the "Surviving Partnership"). As part of the transaction, immediately prior to the Purchase, Security Capital will also purchase from SUSA LP all of SUSA LP's interests in two subsidiaries of SUSA LP for aggregate cash consideration of approximately $22.2 million. The aggregate consideration payable by Security Capital in connection with the Purchase will equal the amount of aggregate consideration payable to the holders of Common Stock (including the aggregate net amount payable to holders of options thereon) in the Merger based on the Merger Consideration.

              In the Merger, (a) each share of Common Stock will be converted into the right to receive the Merger Consideration, (ii) each SUSA Unit (other than those held by the Company, its subsidiaries or holders who elect, subject to certain conditions and limitations, with respect to all or some of their SUSA Units ("an Election"), to continue as limited partners of the Surviving Partnership ("Electing Holders")) will be converted into the right to receive the Merger Consideration, and (iii) each partnership interest of SUSA LP owned by the Company or its subsidiaries, and each SUSA Unit with respect to which an Election has been made, will remain a general or limited partnership interest, as applicable, of the Surviving Partnership and no payment will made in connection with the Merger with respect thereto. Also, in connection with the merger the agreement of limited partnership of the Surviving Partnership will be amended and restated as set forth in the Purchase Agreement. (This Amendment does not constitute an offer to sell or the solicitation of an offer to buy with respect to an offering to the limited partners of SUSA LP of the opportunity to remain limited partners of SUSA LP following the consummation of the transactions contemplated by the Purchase Agreement. Any securities offered to such holders of SUSA Units will not be registered under the Securities Act of 1933, as amended, and may not be sold or offered, nor may any solicitation of an offer to buy such securities may be made, in the United States absent registration or an applicable exemption from any applicable registration requirements, and any such offer, solicitation or sale may not be made in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State or pursuant to an exemption from such registration or qualification.

              The Purchase Agreement provides that, during the 45-day period following execution thereof, Storage will not be subject to solicitation restrictions with respect to competing proposals for alternative extraordinary transactions, except for the obligation to notify Security Capital promptly of any such proposals and certain other material information and changes relating thereto. In the event that Storage terminates the Purchase Agreement during such 45-day period in favor of a "Superior Transaction" (as defined in the Purchase Agreement), Security Capital has agreed to vote its shares of Common Stock in favor of the Superior

Transaction, all subject to the conditions and limitations set forth in the Purchase Agreement. A copy of the Purchase Agreement is attached hereto as
Exhibit 22 and is incorporated herein by reference, and the description thereof herein is qualified in its entirety by reference thereto.

              The transaction is subject to approval by the holders of a majority of Storage's shares of common stock outstanding, and certain other customary conditions.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 22 Purchase and Sale Agreement, dated as of December 5, 2001, by and among Storage USA, Inc., a Tennessee corporation, Storage USA Trust, a Maryland real estate investment trust and a wholly owned subsidiary of the Company, SUSA Partnership, L.P., a Tennessee limited partnership of which the Company is the sole general partner, and Security Capital Group Incorporated, a Maryland corporation.

Exhibit 23 Security Capital Group Incorporated Press Release dated December 6, 2001.

                                    SIGNATURE

              After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                 SECURITY CAPITAL GROUP
                                 INCORPORATED


                                 By: /s/ Jeffrey A. Klopf
                                    --------------------------------------------
                                    Name:  Jeffrey A. Klopf
                                    Title: Senior Vice President and Secretary


                                 SC CAPITAL INCORPORATED


                                 By: /s/ Jeffrey A. Klopf
                                    --------------------------------------------
                                    Name:  Jeffrey A. Klopf
                                    Title: Secretary


                                 SC REALTY INCORPORATED


                                 By: /s/ Jeffrey A. Klopf
                                    --------------------------------------------
                                    Name:  Jeffrey A. Klopf
                                    Title: Secretary


                                 SECURITY CAPITAL OPERATIONS
                                 INCORPORATED


                                 By: /s/ Jeffrey A. Klopf
                                    --------------------------------------------
                                    Name:  Jeffrey A. Klopf
                                    Title: Secretary

                                 SECURITY CAPITAL HOLDINGS II
                                 INCORPORATED


                                 By: /s/ Jeffrey A. Klopf
                                    --------------------------------------------
                                    Name:  Jeffrey A. Klopf
                                    Title: Secretary


                                 SECURITY CAPITAL HOLDINGS III
                                 INCORPORATED


                                 By: /s/ Jeffrey A. Klopf
                                    --------------------------------------------
                                    Name:  Jeffrey A. Klopf
                                    Title: Secretary




        December 6, 2001

                                 EXHIBIT INDEX


EXHIBIT                                 DESCRIPTION
-------                                 -----------

22 Purchase and Sale Agreement, dated as of December 5, 2001, by and among Storage USA, Inc., a Tennessee corporation, Storage USA Trust, a Maryland real estate investment trust and a wholly owned subsidiary of the Company, SUSA Partnership, L.P., a Tennessee limited partnership of which the Company is the sole general partner, and Security Capital Group Incorporated, a Maryland corporation.

23            Security Capital Group Incorporated Press Release dated
              December 6, 2001.